Exhibit 99.3

Spansion Inc. to Acquire Long-term Partner Saifun Semiconductor

Saifun to Operate as Wholly Owned Subsidiary and Drive Spansion’s Technology Licensing
Business

SUNNYVALE, CA – October 8, 2007 – Spansion Inc.(NASDAQ: SPSN), the world’s largest pure-play provider of Flash memory solutions and Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that they have signed a definitive merger agreement for Spansion Inc. to acquire Saifun Semiconductors Ltd.. This transaction consolidates all MirrorBit and NROM IP, design and manufacturing expertise into a single company. As a result, the combination will expand Spansion’s product portfolio, and enable Spansion’s immediate entry into the technology licensing business, significantly expanding Spansion’s market opportunity.

This transaction allows Spansion to:

—	Consolidate Intellectual Property (IP) complementary to Spansion's MirrorBit technology
—	Immediately enter the technology licensing business
—	Drive adoption of MirrorBit beyond the NOR segment, into new markets including NAND, DRAM, and systems on a chip
—	Accelerate and diversify Spansion’s product roadmap through the addition of Saifun’s world-class engineering team who are already familiar with MirrorBit technology
—	Expand operating margins

Under the terms of the agreement, each Saifun shareholder will receive 0.7429 shares of Spansion common stock and approximately $5.05 per share in cash for each share of Saifun common stock. The cash distribution will be funded solely from Saifun’s existing cash on hand concurrently or before the closing of the transaction. Based on closing stock prices on October 5, the total consideration values Saifun at $11.26 per share, for a total consideration of $368 million on a fully-diluted basis, or approximately $135 million net of cash acquired and cash distributed to Saifun shareholders. The transaction is subject to satisfaction of customary closing conditions that include Israeli court approval, regulatory approvals and the Saifun shareholders’ approval, and is expected to close in the first quarter of 2008.

“Throughout our long-term partnership with Saifun we have been impressed with the depth of technology expertise, the quality of people and the ingenuity of the Saifun organization and look forward to establishing a team in Israel,” said Bertrand Cambou, president and CEO, Spansion Inc. “We look forward to collaborating with them to serve Saifun’s existing licensees, and enter new markets with a powerful technology licensing strategy and a broadened and diversified product portfolio.”

Since 2002, Spansion has been a licensee of Saifun’s NROM intellectual property, which has formed the cornerstone of Spansion’s proprietary MirrorBit technology. MirrorBit Technology now represents nearly one fourth of the entire NOR Flash memory segment, and generates revenues at a run rate approaching $2 billion per year. As part of this relationship, Saifun has also provided design services to Spansion, including the successful development of Spansion’s MirrorBit Quad and SPI product families. By combining the two companies, Spansion can further accelerate the development of its next generation product roadmap by directly leveraging over 150 MirrorBit technology and design experts and also eliminate its own licensing and royalty payments to Saifun.

“Joining forces with Spansion enables us to take our licensing business to the next level,” said Boaz Eitan, CEO of Saifun Semiconductor. “By combining Spansion MirrorBit expertise with our successful NROM IP licensing model, we will more rapidly enable our current and future customers to commercialize new generations of Flash memory technology. We will continue to support all of our existing licensees with the same commitment and dedication as before. We are certain that the addition of the Spansion IP and manufacturing know how will only accelerate all programs.”

The boards of directors of both companies have approved the definitive agreement. Following the close of the transaction, Dr. Boaz Eitan will become a member of Spansion’s Board of Directors. Dr. Boaz Eitan, who together with his affiliates, owns approximately 35% of Saifun outstanding shares, has entered into a voting agreement with Spansion and agreed to vote all of his shares in favor of the transaction. After the transaction current Saifun shareholders will hold approximately 15% of Spansion’s shares.

Citigroup Global Markets Inc. served as financial advisor to Spansion and Lehman Brothers served as financial advisor to Saifun. O’Melveny & Myers represented Spansion with Yigal Arnon & Co., as special Israeli counsel and Morrison & Foerster represented Saifun with Eitan-Mehulal Law Group as Israeli counsel.

Investor Conference Call

Spansion will host a conference call today, October 8, 2007, at 5:30 a.m. PT/ 8:30 a.m. ET to discuss the transaction. Interested investors can participate in the conference call by dialing 913.312.1499. A live audio-only web cast of the call will also be made available in the Investor Relations section of the company’s web site at www.Spansion.com. A replay of the call will be made available on the company’s investor relations web site at www.Spansion.com following the call.

Cautionary Statement

Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future operating margins, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of Saifun’s customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Saifun’s business may not perform as expected, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, Spansion’s Form 10-K for its fiscal year ended December 31, 2006, and its Form 10-Qs for the fiscal quarters ended July 1, 2007 and April 1, 2007, Saifun’s Form 20-F for the year ended December 31, 2006 and Saifun’s forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on Spansion’s website at www.Spansion.com and Saifun’s website at www.Saifun.com, as applicable.

About Spansion

Spansion (NASDAQ: SPSN) is a leading Flash memory solutions provider, dedicated to enabling, storing and protecting digital content in wireless, automotive, networking and consumer electronics applications. Spansion, previously a joint venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory solutions. For more information, visit www.Spansion.com.

Spansion®, the Spansion Logo® , MirrorBit®, ORNAND™, HD-SIM™ and combinations thereof, are trademarks of Spansion LLC. Spansion, the Spansion Logo and MirrorBit are registered in the US and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

About Saifun Semiconductor

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

For more information, please contact:

Investor Contact:	Investor Contact Saifun:
Bob Okunski	Lee Roth, KCSA Worldwide
bob.okunski@Spansion.com	lroth@kcsa.com
408.616.1117	212.896.1209

Media Contact:
Michele Landry
michele.landry@Spansion.com
408.616.1170